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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 BTHC VII, Inc.
-------------------------------------------------------------------------------
                                (Name of Company)

                    Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    05578E100
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

         Mathew Hoffman, Esq.                       Eleazer Klein
    Prentice Capital Management, LP            Schulte Roth & Zabel LLP
     623 Fifth Avenue, 32nd Floor                  919 Third Avenue
          New York, NY 10022                      New York, NY 10022
            (212) 756-8040                          (212) 756-2376

-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 2007
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 05578E100              SCHEDULE 13D                Page 2 of 11 Pages


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05578E100              SCHEDULE 13D                Page 3 of 11 Pages


                                  SCHEDULE 13D

------ ------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Prentice Capital Management, LP
------ ------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  / /
                                                                   (b)  /X/

------ ------------------------------------------------------------------------
  3    SEC USE ONLY

------ ------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC (See Item 3)
------ ------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                      / /

------ ------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
----------------- ------- -----------------------------------------------------
                     7    SOLE VOTING POWER

 NUMBER OF                 0
  SHARES          ------- -----------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
 OWNED BY
   EACH                   25,941,928 shares of common stock
 REPORTING
PERSON WITH

                          Warrants to purchase 3,567,471 shares of Common Stock
                          (See Item 5)
                  ------- -----------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          0
                  ------- -----------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          25,941,928 shares of common stock



                          Warrants to purchase 3,567,471 shares of Common Stock (See Item 5)
------ ------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

       25,941,928 shares of common stock



       Warrants to purchase 3,567,471 shares of Common Stock (See Item 5)
------ ------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       / /
------ ------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

       64.9%
------ ------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       PN
------ ------------------------------------------------------------------------

CUSIP No. 05578E100              SCHEDULE 13D                Page 4 of 11 Pages


                                  SCHEDULE 13D

------ ------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Michael Zimmerman
------ ------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  / /
                                                                   (b)  /X/

------ ------------------------------------------------------------------------
  3    SEC USE ONLY

------ ------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC (See Item 3)
------ ------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                      / /

------ ------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
----------------- ------- -----------------------------------------------------
                     7    SOLE VOTING POWER

 NUMBER OF                 0
  SHARES          ------- -----------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
 OWNED BY
   EACH                   25,941,928 shares of common stock
 REPORTING
PERSON WITH

                          Warrants to purchase 3,567,471 shares of Common Stock
                          (See Item 5)
                  ------- -----------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          0
                  ------- -----------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          25,941,928 shares of common stock



                          Warrants to purchase 3,567,471 shares of Common Stock (See Item 5)
------ ------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

       25,941,928 shares of common stock



       Warrants to purchase 3,567,471 shares of Common Stock (See Item 5)
------ ------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       / /
------ ------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

       64.9%
------ ------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       IN
------ ------------------------------------------------------------------------

CUSIP No. 05578E100              SCHEDULE 13D                Page 5 of 11 Pages



     This  Schedule  13D is  being  filed by  Prentice  Capital  Management,  LP
("Prentice Capital Management") and Michael Zimmerman ("Mr. Zimmerman" and, together with Prentice Capital Management, the "Reporting Persons"), relating to the Common Stock, par value $0.001 per share ("Common Stock"), of BTHC VII, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit A. Each of Prentice Capital Management and Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Schedule 13D.

ITEM 1.           SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the (i) shares of Common Stock of the Company, owned by private investment funds managed by Prentice Capital Management and Mr. Zimmerman and (ii) shares of Common Stock issuable upon exercise of the warrants issued to private investment funds managed by Prentice Capital Management and Mr. Zimmerman (the "Warrants"). The Company's principal executive office is located at 125 South Wacker Dr., Ste 2600, Chicago, Illinois 60606.

ITEM 2.           IDENTITY AND BACKGROUND.

     (a) This statement is filed on behalf of Prentice Capital Management and Mr. Zimmerman.

     (b) The address of the principal business office of Prentice Capital Management and Mr. Zimmerman is 623 Fifth Avenue, 32nd Floor, New York, New York 10022.

     (c) The principal business of Prentice Capital Management is to serve as investment manager to investment funds (including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., Prentice Special Opportunities, LP, Prentice Special Opportunities Offshore, Ltd. and Prentice Special Opportunities Master, L.P.) and manage investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over Shares reported in this Schedule 13D. The principal business of Mr. Zimmerman is to act as the Managing Member of (i) Prentice Management GP, LLC, the general partner of Prentice Capital Management, (ii) Prentice Capital GP, LLC, the general partner of certain investment funds and (iii) Prentice Capital GP II, LLC, which is the general partner of certain other investment funds. As such, he may be deemed to control Prentice Capital Management and the investment funds and managed accounts and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13D.

CUSIP No. 05578E100              SCHEDULE 13D                Page 6 of 11 Pages


     (d) Neither of the Reporting Persons nor any of Prentice Capital Management's executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons nor any of Prentice Capital Management's executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Prentice Capital Management is a Delaware limited partnership. Mr. Zimmerman is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Certain private investment funds and managed accounts managed by the Reporting Persons (the "Reporting Entities") acquired (i) 18,806,987 Shares reported in this Schedule 13D by exchanging 75,670 shares of common stock of Whitehall Jewelers, Inc. ("Whitehall") and (ii) 7,134,941 Shares and Warrants to purchase 3,567,471 Shares for an aggregate purchase price of $24,401,498.22. Prentice Capital Management and Mr. Zimmerman do not directly own any Shares. The source of funds for the purchase of the Shares reported in this Schedule 13D was the working capital of the Reporting Entities.

ITEM 4.           PURPOSE OF TRANSACTION.

     An Agreement of Merger and Plan of Reorganization was entered into on July 27, 2007, by and among the Company, WBT Acquisition Corp. ("Acquisition Corp."), and Whitehall (the "Merger Agreement"). Pursuant to the Merger Agreement, at the effective time of the merger (the "Merger"), Acquisition Corp. merged with and into Whitehall, with Whitehall remaining as the surviving entity and a wholly owned operating subsidiary of the Company by cancelling Whitehall's outstanding common stock and issuing to the Company one share of common stock of Whitehall. In addition, pursuant to the Merger Agreement, the legal existence of Acquisition Corp. ceased and all of Acquisition Corp.'s common stock that was outstanding immediately prior to the merger was cancelled. At the same time and pursuant to the merger, the Company issued to all the former shareholders of Whitehall Shares in exchange for their shares of common stock of Whitehall, including 18,806,987 Shares to the Reporting Entities in exchange for the Reporting Entities' shares of common stock of Whitehall. At the same time of the completion of the merger, the Company completed a private placement of Shares and Warrants to a number of institutional investors (the "Private Placement"). The Reporting Entities subscribed for an additional 7,134,941 Shares and Warrants to purchase 3,567,471 Shares in the Private Placement.

     Immediately prior to the Merger, Whitehall was beneficially owned, 75.7%, by the Reporting Persons and 24.3% by Holtzman Opportunity Fund, LP. Each of the Reporting Persons expressly disaffirms the existence of a group with Holtzman Opportunity Fund, LP or any other person with regard to the Common Stock and the Warrants (or any securities convertible into or exercisable for Common Stock).

     Holtzman will file separately its own Schedule 13 with respect to the Issuer. Upon information and belief, Holtzman will report its ownership of 6,046,813 shares of Common Stock of BTHC VII, Inc.

     The Reporting Entities have voted in favor of increasing the authorized number of shares of Common Stock of the Company to 100 million Shares, as set forth in the preliminary Information Statement filed by the Company on Schedule 14C on August 2,

CUSIP No. 05578E100              SCHEDULE 13D                Page 7 of 11 Pages


2007. The Reporting Entities have voted in favor of changing the majority of the board of directors of the Company, including two directors who are employees of Prentice Capital Management, as set forth in the Information Statement filed by the Company on the preliminary Schedule 14F-1 on August 2, 2007.

     Except as otherwise set forth herein, the Reporting Persons do not have any present plan or proposal that would relate to, or result in, any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

     (a) Prentice Capital Management and Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 25,941,928 Shares and warrants to purchase 3,567,471 Shares, representing approximately 67.8% of the Company's outstanding Common Stock (based upon (i) the 39,953,122 Shares stated to be outstanding by the Company as of July 27, 2007, in the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 1, 2007 and (ii) the shares of Common Stock issuable upon exercise of the reported Warrants. Pursuant to the terms of the Warrants, such Warrants are not exercisable until such time as the Company increases its authorized shares of Common Stock.

     (b) Prentice Capital Management and Mr. Zimmerman have shared voting power with respect to 25,941,928 Shares.

     (c) Other than the purchase of the securities disclosed herein, the Reporting Entities did not engage in any transaction in the securities of the Company within 60 days preceding the filing of this Schedule 13D.

     (d) The limited partners, shareholders or members of the Reporting Persons have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests in their respective funds.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

     The Company has entered into a Registration Rights Agreement with the Reporting Entities and the other investors named therein, dated as of July 27, 2007 (the "Registration Rights Agreement"), and the Company agreed to file a registration statement to register the resale of the shares (the "Registration Statement"), and the Shares underlying the Warrants (the "Warrant Shares"), subject to certain cutbacks, within 90 days of the closing date and to use reasonable best efforts to cause the

CUSIP No. 05578E100              SCHEDULE 13D                Page 8 of 11 Pages


Registration Statement to be declared effective by the earlier of (i) (a) in the event that the Registration Statement is not subject to review by the Securities and Exchange Commission (the "SEC"), the 120th calendar day following the closing of the transaction and (b) in the event that the Registration Statement is subject to review by the SEC, the 150th day following the closing of the transaction, and (ii) the fifth trading day following the date on which the Company is notified by the SEC that the Registration Statement will not be reviewed or is no longer subject to further review and comments and the effectiveness of the Registration Statement may be accelerated. If the Company fails to cause the Registration Statement to be filed or declared effective on or before the time periods specified above, or cause the Registration Statement to remain effective for the lesser of (x) two years from the closing and (y) such shorter period for the availability of sales of securities pursuant to Rule 144(k) promulgated under the Securities Act of 1933, as amended, except for allowable grace periods, the Company shall be required to pay the purchasers liquidated damages equal to 1% of the aggregate purchase price for the shares per month until such failures are cured, subject to a cap of 10%.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A -- Joint Filing Agreement dated August 6, 2007, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

Exhibit B -- List of Transactions.

CUSIP No. 05578E100              SCHEDULE 13D                Page 9 of 11 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2007

PRENTICE CAPITAL MANAGEMENT, LP




By:  /S/ MICHAEL WEISS
   ---------------------------------------
     Name:  Michael Weiss
     Title:  Chief Financial Officer

MICHAEL ZIMMERMAN


     /S/ MICHAEL ZIMMERMAN
------------------------------------------
Michael Zimmerman

CUSIP No. 05578E100              SCHEDULE 13D                Page 10 of 11 Pages


                                  EXHIBIT INDEX

Exhibit A -- Joint Filing Agreement dated August 6, 2007, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

Exhibit B -- List of Transactions.

CUSIP No. 05578E100              SCHEDULE 13D                Page 11 of 11 Pages



                                    EXHIBIT A

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of BTHC VII, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of August 6, 2007

PRENTICE CAPITAL MANAGEMENT, LP




By:  /S/ MICHAEL WEISS
     --------------------------------------
     Name:  Michael Weiss
     Title:  Chief Financial Officer

MICHAEL ZIMMERMAN


     /S/ MICHAEL ZIMMERMAN
-----------------------------------------
Michael Zimmerman